FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Closing of the sale of the telecommunication towers division in LATAM	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

SIGNIFICANT EVENT

Further to the communication published on January 13, 2021, regarding the agreement reached between Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea) (“Telxius”), and American Tower International, Inc ("ATC") for the sale of Telxius telecommunications towers division, Telefónica informs that the closing of the sale of the telecommunication towers division located in Latin America (Brazil, Peru, Chile and Argentina) has been carried out today, with Telxius receiving payment of approximately EUR 0.9 billion from that division.

This transaction involves a reduction in the Telefónica Group's net debt of approximately 0.5 billion euros and, together with the recently announced sale of the telecommunications towers division in Europe and the acquisition, next August, by ATC of the towers under the second phase of the agreement reached between Telxius and Telefónica Germany GmbH & Co. OHG, will involve a net debt reduction of approximately 4.6 billion euros. In addition, the capital gain attributable to Telefónica from all these operations is estimated at approximately 3.6 billion euros.

This operation is part of the Telefónica Group's strategy, which includes, among other objectives, an active portfolio management policy of its businesses and assets, based on value creation and at the same time accelerating the organic reduction of debt.

Madrid, June 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 03, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors